UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)

Imperalis Holding Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45257M106

(CUSIP Number)

MILTON C. AULT, III

c/o BitNile Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON BITNILE HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,518,633(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,518,633(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,518,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.18%
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 129,365,756 shares of Common Stock held by BitNile, Inc. and (ii) 10,152,877 shares of Common Stock issuable upon conversion of an outstanding convertible promissory note in the principal face amount of $101,528.77, which is convertible into shares of Common Stock at a conversion price of $0.01 per share. Does not include shares of Common Stock that are also issuable upon conversion of the note representing accrued but unpaid interest.

2

1	NAME OF REPORTING PERSON BITNILE, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 129,365,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 129,365,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,365,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.00%
14	TYPE OF REPORTING PERSON CO

3

1	NAME OF REPORTING PERSON DIGITAL POWER LENDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,154,877(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,154,877(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,154,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.91%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 2,000 shares of Common Stock held by BitNile, Inc. and (ii) 10,152,877 shares of Common Stock issuable upon conversion of an outstanding convertible promissory note in the principal face amount of $101,528.77, which is convertible into shares of Common Stock at a conversion price of $0.01 per share. Does not include shares of Common Stock that are also issuable upon conversion of the note representing accrued but unpaid interest.

4

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

5

1	NAME OF REPORTING PERSON DAVID J. KATZOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

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This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed by the undersigned on December 23, 2021 (the “Schedule 13D”). The Schedule 13D omitted 1,610 Shares and is supplemented to reflect an additional 390 Shares purchased. Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The securities of the Issuer purchased by each of BitNile, Inc. and Digital Power Lending, LLC were purchased with working capital. The purchase price of the 129,365,756 Shares directly owned by BitNile, Inc. is $200,000.00. The aggregate purchase price of the 2,000 Shares directly owned by Digital Power Lending, LLC is $113.26. The aggregate purchase price of the convertible promissory note currently convertible into 10,152,877 Shares (excluding any Shares issuable upon conversion of accrued but unpaid interest) is $100,000.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 161,704,695 Shares outstanding, which is the total number of Shares outstanding as reported by the Issuer as of January 27, 2022.

A.	BitNile Holdings, Inc.

(a)	As of the close of business on January 27, 2022, BitNile Holdings, Inc. may be deemed to beneficially own 139,518,633 Shares, consisting of (i) 129,363,756 Shares held by BitNile, Inc., (ii) 2,000 Shares held by Digital Power Lending, LLC and (iii) 10,152,877 Shares issuable upon conversion of an outstanding convertible promissory note in the principal face amount of $101,528.77, which is convertible into Shares at a conversion price of $0.01 per share. Does not include Shares that are also issuable upon conversion of the note representing accrued but unpaid interest. BitNile Holdings, Inc. may be deemed to beneficially own the Shares beneficially owned by BitNile, Inc. and Digital Power Lending, LLC by virtue of its relationship with such entity described in Item 2.

Percentage: 81.18%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 139,518,633

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 139,518,633

(c)	BitNile Holdings, Inc. has not entered into any transactions in the Shares during the past sixty days.

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B.	BitNile, Inc.

(a)	As of the close of business on January 27, 2022, BitNile, Inc beneficially owns 129,363,756 shares of Common Stock held directly by it.

Percentage: 80.00%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 129,363,756

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 129,363,756

(c)	The only transaction by BitNile in the Shares during the past sixty days was the purchase of an aggregate of 129,363,756 Shares for $200,000 in a privately negotiated transaction with three shareholders of the Issuer.

C.	Digital Power Lending, LLC

(a)	As of the close of business on January 27, 2022, Digital Power Lending, LLC may be deemed to beneficially own 10,154,877 Shares, consisting of (i) 2,000 Shares held directly and (ii) 10,152,877 Shares issuable upon conversion of an outstanding convertible promissory note in the principal face amount of $101,528.77, which is convertible into Shares at a conversion price of $0.01 per share. Does not include Shares that are also issuable upon conversion of the note representing accrued but unpaid interest.

Percentage: Less than 5.91%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 10,154,877

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 10,154,877

(c)	The only transactions by Digital Power Lending, LLC in the Shares during the past sixty days was (i) the exchange, on December 15, 2021, of those certain promissory notes dated August 18, 2021 and November 5, 2021 issued to Digital Power Lending, LLC by the Issuer in the aggregate principal amount of $100,000, which promissory notes had accrued interest of $1,528.77 as of December 15, 2021, for a convertible promissory note in the principal face amount of $101,528.77 and (ii) 390 Shares purchased in an open market transaction on January 26, 2022 at $0.1126 per Share.

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D.	Henry C.W. Nisser

(a)	As of the close of business on January 27, 2022, Mr. Nisser does not beneficially own any Shares.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

E.	David J. Katzoff

(a)	As of the close of business on January 27, 2022, Mr. Katzoff does not beneficially own any Shares.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Katzoff has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2022

BITNILE HOLDINGS, INC.
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ Henry C.W. Nisser
		Name:	Henry C.W. Nisser
		Title:	President

BITNILE, INC.
/s/ David J. Katzoff
DAVID J.KATZOFF	By:	/s/ Henry C.W. Nisser
		Name:	Henry C.W. Nisser
		Title:	President

DIGITAL POWER LENDING, LLC

By:	/s/ David J.Katzoff
	Name:	David J.Katzoff
	Title:	Manager

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